FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 2009

Commission File Number: 001-10306

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure: 1 Final Results announcement made on 31 March 2009

National Westminster Bank Plc

Results for the year ended 31 December 2008

National Westminster Bank Plc ('NatWest' or the 'Group') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'parent company' or the 'Royal Bank') and its ultimate parent company is The Royal Bank of Scotland Group plc (the 'ultimate parent company' or the 'RBS Group')

Financial review

Profit

Profit before tax was £1,140 million compared with £3,085 million in 2007. The results have been adversely affected by difficult trading conditions, particularly in the credit markets, and write-down of goodwill and other assets of £716 million.

Total income

Total income was down 8% to £7,704 million, principally due to the slower market conditions.

Net interest income increased by £306 million, 6% to £5,397 million.

Non-interest income  decreased to £2,307 million from £3,263 million, principally due to higher losses from trading activities and lower other operating income.

Operating expenses

Operating expenses rose by 18% to £5,202 million. Integration and restructuring costs were £42 million compared with £43 million in 2007. Write-down of goodwill and other assets was £716 million. Other operating expenses were £4,444 million compared with £4,377 million in 2007.

Cost:income ratio

The Group's cost:income ratio was 67.5% compared with 52.9% in 2007.

Impairment losses

Impairment losses were £1,362 million, compared with £849 million in 2007.

Taxation

The effective tax rate for 2008 was 52.5% compared with 24.9% in 2007.

  Condensed consolidated income statement

for the year ended 31 December 2008

	2008	2007
	£m	£m

Interest receivable	12,373	12,178
Interest payable	(6,976)	(7,087)

Net interest income	5,397	5,091

Fees and commissions receivable	4,367	4,226
Fees and commissions payable	(1,178)	(1,036)
Loss from trading activities	(963)	(360)
Other operating income	81	433

Non-interest income	2,307	3,263

Total income	7,704	8,354
Operating expenses	5,202	4,420

Profit before impairment	2,502	3,934
Impairment	1,362	849

Operating profit before tax	1,140	3,085
Tax	599	768

Profit for the year	541	2,317
Minority interests	93	89

Profit attributable to ordinary shareholders	448	2,228

  Condensed consolidated balance sheet

at 31 December 2008

	2008	2007
	£m	£m

Assets
Cash and balances at central banks	1,285	1,363
Loans and advances to banks	66,234	71,449
Loans and advances to customers	198,267	188,976
Debt securities	35,993	37,937
Equity shares	1,129	1,110
Settlement balances	4,117	2,700
Derivatives	8,895	3,575
Intangible assets	815	1,244
Property, plant and equipment	1,970	1,514
Deferred taxation	496	521
Prepayments, accrued income and other assets	2,018	1,893

Total assets	321,219	312,282

Liabilities
Deposits by banks	53,633	44,861
Customer accounts	200,384	205,519
Debt securities in issue	17,212	20,923
Settlement balances and short positions	13,091	14,955
Derivatives	8,066	3,251
Accruals, deferred income and other liabilities	4,032	3,381
Retirement benefit liabilities	1,198	1,322
Deferred taxation	46	36
Subordinated liabilities	10,099	5,932

Total liabilities	307,761	300,180

Equity:
Minority interests	1,323	1,314
Shareholders' equity
Called up share capital	1,678	1,678
Reserves	10,457	9,110

Total equity	13,458	12,102

Total liabilities and equity	321,219	312,282

Overview of condensed consolidated balance sheet

Total assets of £321.2 billion at 31 December 2008 were up £8.9 billion, 3%, compared with 31 December 2007.

Loans and advances to banks decreased by £5.2 billion, 7%, to £66.2 billion. Reverse repurchase agreements and stock borrowing ("reverse repos") were down by £4.6 billion, 54% to £3.9 billion. Excluding reverse repos, bank placings decreased by £0.6 billion, 1%, to £62.3 billion.

Loans and advances to customers were up £9.3 billion, 5%, to £198.3 billion. Within this, reverse repos decreased by 67%, £10.4 billion to £5.2 billion. Excluding reverse repos, lending rose by £19.7 billion, 11% to £193.1 billion reflecting organic growth and the effect of exchange rate movements following the weakening of sterling during the second half of 2008.

Debt securities decreased by £1.9 billion, 5%, to £36.0 billion principally due to lower holdings in Global Banking & Markets.

Equity shares were flat at £1.1 billion.

Settlement balances rose by £1.4 billion, 52% to £4.1 billion.

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest and exchange rates, together with growth in trading volumes.

Intangible assets declined by £0.4 billion, 34% to £0.8 billion, reflecting impairments of £0.7 billion partially offset by exchange rate and other movements of £0.3 billion.

Property, plant and equipment increased by £0.5 billion, 30% to £2.0 billion mainly due to growth in freehold premises and the effects of exchange rate movements.

Prepayments, accrued income and other assets were up £0.1 billion, 7% to £2.0 billion.

Deposits by banks increased by £8.8 billion, 20% to £53.6 billion. This reflected decreased repurchase agreements and stock lending ("repos"), down £1.1 billion, 8% to £12.0 billion combined with higher inter-bank deposits, up £9.9 billion, 31% to £41.6 billion.

Customer accounts were down £5.1 billion, 2% to £200.4 billion. Within this, repos decreased £6.3 billion, 21% to £24.0 billion. Excluding repos, deposits rose by £1.2 billion, 1%, to £176.4 billion.

Debt securities in issue were down £3.7 billion, 18% to £17.2 billion.

Settlement balances and short positions were down £1.9 billion, 12%, to £13.1 billion reflecting reduced customer activity.

Accruals, deferred income and other liabilities increased £0.7 billion, 19%, to £4.0 billion.

Retirement benefit liabilities reduced by £0.1 billion to £1.2 billion.

Overview of condensed consolidated balance sheet  (continued)

Subordinated liabilities were up £4.2 billion, 70% to £10.1 billion resulting from the issue of £2.0 billion dated loan capital, £0.7 billion undated loan capital and the effect of exchange rate and other adjustments, £1.5 billion.

Shareholders' equity increased by £1.3 billion, 12% to £12.1 billion.  The attributable profit for the year of £0.4 billion together with exchange rate and other movements of £1.9 billion were partially offset by the payment of £1.0 billion ordinary dividends to the holding company.

Condensed consolidated statement of recognised income and expense for the year ended 31 December 2008

	2008	2007
	£m	£m
Net movements in reserves:
Available-for-sale	(51)	2
Cash flow hedges	(36)	(20)
Currency translation	1,978	247

Tax on items recognised direct in equity	20	7

Net income recognised direct in equity	1,911	236
Profit for the year	541	2,317

Total recognised income and expense for the year	2,452	2,553

Attributable to:
Equity shareholders	2,347	2,465
Minority interests	105	88

	2,452	2,553

  Condensed consolidated cash flow statement

for the year ended 31 December 2008

	2008	2007
	£m	£m
Operating activities
Operating profit before tax	1,140	3,085

Adjustments for non-cash items	(3,823)	11

Net cash (outflow)/inflow from trading activities	(2,683)	3,096
Changes in operating assets and liabilities	(22,841)	15,004
Income taxes paid	(331)	(592)

Net cash flows from operating activities	(25,855)	17,508

Net cash flows from investing activities	190	(1,464)

Net cash flows from financing activities	1,213	(1,679)

Effects of exchange rate changes on cash and cash equivalents	8,338	364

Net (decrease)/increase in cash and cash equivalents	(16,114)	14,729
Cash and cash equivalents at beginning of year	66,189	51,460

Cash and cash equivalents at end of year	50,075	66,189

Notes

1.	Basis of preparation

The directors, having considered the Group's business activities and financial position and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2008, approved on 25 February 2009, which were prepared on a going concern basis.

2.	Accounting policies

The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS") as adopted by the European Union ("EU").  It also complies with IFRS as issued by the IASB.  There have been no significant changes to the Group's principal accounting policies. The Group adopted IFRS 8 'Operating Segments' with effect from 1 January 2008.  The Group also adopted the amendments to IAS 39 'Financial Instruments: Recognition and Measurement', announced in October 2008, with effect from 1 July 2008.

3.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £1,351 million (2007 - £848 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2008 from £2,340 million to £2,926 million, and the movements thereon were:

		2008	2007
		£m	£m

	At beginning of year	2,340	2,061
	Currency translation and other adjustments	65	41
	Amounts written-off	(792)	(617)
	Recoveries of amounts previously written-off	62	94
	Charged to the income statement	1,351	848
	Unwind of discount	(100)	(87)

	At end of year	2,926	2,340

	The provision at 31 December 2008 includes £2 million (2007 - £2 million) in respect of loans and advances to banks.

	Total impairment losses charged to the income statement comprise:
		2008	2007
		£m	£m

	Loan impairment losses	1,351	848
	Impairment of available-for-sale securities	11	1

	Impairment losses	1,362	849

Notes  (continued)

4.	Taxation
		2008	2007
		£m	£m

	Tax charge	599	768

	Overseas tax included above	(97)	(10)

	The actual tax charge represents 52.5% (2007 - 24.9%) of profit before tax. It differs from the tax charge computed by applying the standard UK corporation tax rate of 28.5% (2007 - 30%) as follows:
		2008	2007
		£m	£m

	Profit before tax	1,140	3,085

	Expected tax charge at 28.5% (2007 - 30%)	325	926
	Non-deductible goodwill impairment	165	-
	Other non-deductible items	78	52
	Non-taxable items	(32)	(178)
	Foreign profits taxed at other rates	(1)	(57)
	(Increase)/decrease in deferred tax asset following
	change in the rate of UK Corporation Tax	(2)	18
	Taxable foreign exchange movements	149	(3)
	Group relief at non-standard rates	(16)	94
	Unutilised losses brought forward and carried forward	7	1
	Adjustments in respect of prior periods	(74)	(85)

	Actual tax charge for the year	599	768

5.	Segmental analysis
		External	Inter segment	Total
	Total revenue	£m	£m	£m
	2008
	Global Markets
	- Global Banking & Markets	1,988	1,315	3,303
	- Global Transaction Services	1,660	-	1,660
	Regional Markets
	- UK Retail & Commercial Banking	8,873	50	8,923
	- Europe & Middle East Retail & Commercial Banking	4,210	-	4,210
	- Asia Retail & Commercial Banking	654	45	699
	Group Manufacturing	(37)	-	(37)
	Central items	(1,490)	837	(653)
	Elimination	-	(2,247)	(2,247)

		15,858	-	15,858

Notes  (continued)

5.	Segmental analysis (continued)
		External	Inter segment	Total
	Total revenue	£m	£m	£m
	2007
	Global Markets
	- Global Banking & Markets	2,157	1,768	3,925
	- Global Transaction Services	1,638	-	1,638
	Regional Markets
	- UK Retail & Commercial Banking	8,671	43	8,714
	- Europe & Middle East Retail & Commercial Banking	3,043	-	3,043
	- Asia Retail & Commercial Banking	608	35	643
	Group Manufacturing	(85)	1	(84)
	Central items	445	617	1,062
	Elimination	-	(2,464)	(2,464)

		16,477	-	16,477

	2008	2007
	£m	£m
Operating profit before tax
Global Markets
- Global Banking & Markets	(4)	(550)
- Global Transaction Services	839	868
Total Global Markets	835	318
Regional Markets
- UK Retail & Commercial Banking	3,564	3,590
- Europe & Middle East Retail & Commercial Banking	468	770
- Asia Retail & Commercial Banking	85	74
Total Regional Markets	4,117	4,434
Group Manufacturing	(1,949)	(1,761)
Central items	(1,098)	143
	1,905	3,134
Amortisation of purchased intangible assets	(7)	(6)
Integration and restructuring costs	(42)	(43)
Write-down of goodwill and other assets	(716)	-

	1,140	3,085

Total assets
Global Markets
- Global Banking & Markets	105,017	113,764
- Global Transaction Services	6,458	8,854
Total Global Markets	111,475	122,618
Regional Markets
- UK Retail & Commercial Banking	123,192	115,717
- Europe & Middle East Retail & Commercial Banking	70,828	59,653
- Asia Retail & Commercial Banking	13,221	10,726
Total Regional Markets	207,241	186,096
Group Manufacturing	1,912	1,710
Central items	591	1,858

	321,219	312,282

Notes  (continued)

6.	Dividend
		2008	2007
		£m	£m

	Ordinary dividend paid to the parent company	1,000	1,850

7.	Analysis of consolidated equity
		2008	2007
		£m	£m

	Called-up share capital
	At beginning and end of year	1,678	1,678

	Share premium account
	At beginning and end of year	1,291	1,291

	Available-for-sale reserve
	At beginning of year	23	18
	Unrealised (losses)/gains in the year	(54)	87
	Realised losses/(gains) in the year	3	(85)
	Taxation	10	3

	At end of year	(18)	23

	Cash flow hedging reserve
	At beginning of year	56	72
	Amount transferred from equity to earnings in the year	(36)	(20)
	Taxation	10	4

	At end of year	30	56

	Foreign exchange reserve
	At beginning of year	(66)	(314)
	Retranslation of net assets	1,966	248

	At end of year	1,900	(66)

	Other reserves
	At beginning of year	614	486
	Redemption of preference shares classified as debt	-	128

	At end of year	614	614

	Retained earnings
	At beginning of year	7,192	6,942
	Profit attributable to ordinary shareholders	448	2,228
	Ordinary dividends paid	(1,000)	(1,850)
	Redemption of preference shares classified as debt	-	(128)

	At end of year	6,640	7,192

	Shareholders' equity at end of year	12,135	10,788

Notes  (continued)

7.	Analysis of consolidated equity (continued)
		2008	2007
		£m	£m

Minority interests
At beginning of year	1,314	1,012
Currency translation adjustments and other movements	12	(1)
Profit attributable to minority interests	93	89
Dividends paid	(94)	(72)
Equity raised	70	288
Equity withdrawn	(72)	(2)

At end of year	1,323	1,314

Total equity at end of year	13,458	12,102

8.	Analysis of contingent liabilities and commitments
		2008	2007
		£m	£m
	Contingent liabilities
	Guarantees and assets pledged as collateral security	2,609	2,438
	Other contingent liabilities	2,654	2,907

		5,263	5,345

	Commitments
	Undrawn formal standby facilities, credit lines and other commitments to lend	67,387	76,116
	Other commitments	709	220

		68,096	76,336

	Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes  (continued)

9.	Litigation

United Kingdom

In common with other banks in the United Kingdom, the Royal Bank and NatWest have received claims and complaints from a large number of customers challenging unarranged overdraft charges (the 'Charges') as contravening the Unfair Terms in Consumer Contracts Regulations 1999 (the 'Regulations') or being unenforceable penalties (or both).

On 27 July 2007, the Office of Fair Trading issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to the Charges. Because of the test case, most existing and new claims in the County Courts are currently stayed, the Financial Services Authority temporarily waived the customer complaints-handling process and there is a standstill of Financial Ombudsman Service decisions.

A High Court judgment in April 2008 addressed preliminary issues in respect of the banks' contractual terms relating to the Charges in force in early 2008 (the 'Current Terms'). The judgment held that the Current Terms used by the Royal Bank and NatWest (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations.

The RBS Group (in common with the other banks) has accepted that the ruling in the April judgment that the Current Terms are not exempt from assessment for fairness applies also to a sample of the Royal Bank and NatWest contractual terms relating to the Charges in force between 2001 and 2007 (the 'Historic Terms'). The High Court made an order to this effect in October 2008.

The RBS Group and the other banks have appealed against the rulings in April 2008 and October 2008 that the Current Terms and Historic Terms are not exempt from assessment for fairness under the Regulations. The hearing of the appeal in relation to Current Terms took place before the Court of Appeal in October and November 2008.  The Court of Appeal delivered its judgment on 26 February 2009 and rejected the appeals.  The RBS Group and the other banks intend to seek leave from the House of Lords to appeal the Court of Appeal's decision.   The appeal in relation to the Historic Terms is stayed pending the resolution of the appeal in relation to the Current Terms.

High Court judgments on further preliminary issues were handed down in October 2008 and January 2009. These judgments primarily addressed the question of whether certain Historic Terms were capable of being unenforceable penalties. The Judge decided that all of the Royal Bank's and most of NatWest's Historic Terms were not penalties, but that a term contained in a set of NatWest 2001 terms and conditions was a contractual prohibition against using a card to obtain an unarranged overdraft. The Judge did not decide whether any charge payable upon a breach of this prohibition was a penalty. The RBS Group has not appealed that decision.

The issues relating to the legal status and enforceability of the Charges are complex. The RBS Group maintains that its Charges are fair and enforceable and believes that it has a number of substantive and credible defences. The RBS Group cannot at this stage predict with any certainty the final outcome of the customer claims and complaints, the appeals referred to above and any further stages of the test case. It is unable reliably to estimate the liability, if any, that may arise as a result of or in connection with these matters or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes  (continued)

9.	Litigation (continued)

United States

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the RBS Group could be significant; the class plaintiff's position is that each defendant is responsible for an entire aggregate damage amount less settlements - they have not quantified claimed damages against the RBS Group in particular. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent decisions by the US Supreme Court and the US Federal Court for the Fifth Circuit provide further support for the Group's position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

RBS Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the sub-prime mortgage business. In general, the cases involve the issuance of sub-prime-related securities or the issuance of shares in companies with sub-prime-related exposure, where the plaintiffs have brought actions against the issuers and underwriters (including RBS Group companies) of such securities claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The RBS Group does not currently expect that these lawsuits, individually or in the aggregate, will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

The ultimate parent company and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a number of class action complaints filed in the United States District Court for the Southern District of New York. The complaints allege that public filings in connection with the issuance of RBS Group Non-cumulative Dollar Preference Shares, ADS, including Series Q, Series R, Series S and Series T, together with the much broader class of RBS Group publicly traded securities between 26 June 2007 and 19 January 2009, contained false and misleading statements, and variously assert claims under Sections 11, 12 and 15 of the Securities Act 1933, Section 10 of the Securities Exchange Act 1934 and SEC Rule 10b-5. Plaintiffs seek unquantified damages on behalf of purchasers of these shares. The proceedings are in their initial stages. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation

Members of the RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Notes  (continued)

10.	Regulatory enquiries and investigations

In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Certain of the RBS Group's subsidiaries have received requests for information from various US governmental agencies and self regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008 the RBS Group was advised by the SEC that it had commenced a non public, formal investigation relating to the RBS Group's US sub-prime securities exposure and US residential mortgage exposures. The RBS Group and its subsidiaries are cooperating with these various requests for information and investigations.

11.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2008 will be filed with the Registrar of Companies following the company's Annual General Meeting. The auditors have reported on these accounts: their report was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report, and did not contain a statement under section 237(2) or (3) of the Act.

12.	Date of approval
The results for the year ended 31 December 2008 were approved by the Board of directors on 25 March 2009.

Contacts

Guy Whittaker	Group Finance Director	+44 (0) 20 7672 0003
+44 (0) 131 523 2028

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2009

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat